UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2020	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 25.2% INCREASE IN 1Q20 REVENUE; MARCH MONTHLY REVENUE INCREASES 24.2%

Hsinchu, Taiwan, April 9, 2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of March 2020 and for the first quarter ended March 31, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.25 to US$1.00 as of March 31, 2020.

Revenue for the first quarter of 2020 was NT$5,586.8 million or US$184.7 million, representing an increase of 0.3% from the fourth quarter of 2019, and an increase of 25.2% from the first quarter of 2019.

Revenue for the month of March 2020 was NT$1,966.8 million or US$65.0 million, an increase of 4.2% from February 2020 and an increase of 24.2% from March 2019.

The Company noted its first quarter 2020 revenue represents a five year record high. ChipMOS is benefitting from continued growth in its memory business, with DRAM and NOR flash demand driven by ongoing 5G network buildouts worldwide, along with increased demand from the gaming market, and higher demand in support of the increased number of people now required to work or attend school from home. ChipMOS continues to closely follow all guidelines and regulations provided by The Taiwan Centers for Disease Controls (CDC) and other regulatory agencies to ensure the health and safety of its employees, while maintaining the reliability and quality customers rely on ChipMOS for.

Consolidated Monthly Revenues (Unaudited)

	March 2020	February 2020	March 2019	MoM Change	YoY Change
Revenues (NT$ million)	1,966.8	1,887.7	1,583.6	4.2%	24.2%
Revenues (US$ million)	65.0	62.4	52.4	4.2%	24.2%

Consolidated Quarterly Revenues (Unaudited)

	First Quarter 2020	Fourth Quarter 2019	First Quarter 2019	QoQ Change	YoY Change
Revenues (NT$ million)	5,586.8	5,571.5	4,462.0	0.3%	25.2%
Revenues (US$ million)	184.7	184.2	147.5	0.3%	25.2%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.